02019711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER: 8-48711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

RECEIVED MAR 01 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.

[redacted]

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C. MAR 01 2002 535

2700 North Military Trail, Suite 200
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Ricciardelli (561) 981-3400
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – if individual, state last, first, middle name)

100 Northeast Third Avenue	Ft. Lauderdale	Florida	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel Ricciardelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

Roger L Shaffer Jr
My Commission CC820964
Expires May 8, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

ANDERSEN

TRADESTATION SECURITIES, INC. AND SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ANDERSEN

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To TradeStation Securities, Inc.:

We have audited the accompanying consolidated statement of financial condition of TradeStation Securities, Inc. (a Florida corporation and wholly-owned subsidiary of TradeStation Group, Inc.,) and subsidiary as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeStation Securities, Inc. and subsidiary as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Fort Lauderdale, Florida,
February 8, 2002.

TRADESTATION SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
Cash and cash equivalents	$	15,286,847
Receivables from clearing brokers		255,146
Other receivables		60,723
Investments		101,400
Prepaid expenses		363,642
Intangible assets, net		712,500
Property and equipment, net		537,077
Due from Group		3,326,276
Other assets		13,228
TOTAL ASSETS	$	20,656,839
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	2,772,574
Income taxes payable		429,000
Capital lease payable		125,419
		3,326,993
COMMITMENTS AND CONTINGENCIES (Notes 10 and 11)		
SHAREHOLDER'S EQUITY:		
Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding		100
Additional paid-in capital		16,398,403
Retained earnings		931,343
TOTAL SHAREHOLDER'S EQUITY		17,329,846
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	20,656,839

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

TradeStation Securities, Inc., (the "Company") f/k/a onlinetradinginc.com corp., was incorporated in the State of Florida on September 7, 1995 and operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD") and a futures broker under the rules of the National Futures Association ("NFA"). The Company is wholly owned by TradeStation Group, Inc. (the "Parent Company") as a result of the December 29, 2000 merger with TradeStation Technologies, Inc. (the "Merger") and changed its year-end to December 31 to coincide with the Parent Company's fiscal year. The Company is headquartered in Boca Raton, Florida and has branch offices in Florida, Massachusetts, Pennsylvania and Ohio. The consolidated financial statements include the accounts of Direct Xchange Securities, Inc., also a securities broker/dealer.

The Company services its securities customer accounts through Bear, Stearns Securities Corp. and its futures customer accounts through Refco, LLC (collectively, the "Clearing Firms") on a fully disclosed basis. The Clearing Firms provide services, handle the Company's customers' funds, hold securities and remit monthly activity statements to the customers on behalf of the Company. On the Statement of Financial Condition, the receivables from the clearing brokers relate to commissions earned by the Company for trades executed by the Clearing Firms on behalf of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Direct Xchange Securities, Inc. During 2001, the Parent Company transferred ownership in Direct Xchange Securities, Inc. to the Company at its net book value as a transaction between entities under common control. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments

Investments are carried at market value and securities not readily marketable (if any) are carried at fair value as determined by the board of directors. The resulting difference between cost and fair market value is included in retained earnings. At December 31, 2001, the Company held an investment in the Nasdaq Stock Market, Inc., which had an estimated fair value of $101,400.

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Leasehold improvements are stated at cost and are amortized over the lesser of their estimated useful lives or lease terms.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

The intangible assets are a result of the acquisition described in Note 9 and were being amortized on a straight-line basis over their estimated useful lives of five years. As further discussed in Note 9, beginning in 2002, based on the Company's decision to sell the accounts that do not meet the requirements of the Company's active and institutional trader business model, these intangible assets are held for sale and therefore amortization will be discontinued and periodically tested for impairment until sold.

Impairment of Long-Lived Assets

Statement of Financial Accounting Standard ("SFAS") No. 121, *Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed Of,* requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The amount of the impairment is calculated as the amount by which the carrying value exceeds fair value. For the year ended December 31, 2001, the Company recorded a non-cash charge of $1,043,383, relating to the impairment of its intangible assets, see Note 9.

Securities Transactions

Proprietary securities transactions are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis to the customer, with related commission income and expenses recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents consist primarily of cash and money market funds held at clearing brokers, financial institutions and banks. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

Cash of $324,073 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables from clearing brokers, investments, and accounts payable and accrued liabilities are reflected in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes in accordance with the SFAS No. 109, *Accounting for Income Taxes*, which requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. For the year ended December 31, 2001, the Company will be included in the consolidated Federal and Florida income tax returns of the Parent Company. The Company's taxable income will be offset by the Parent Company's taxable loss. Therefore, the majority of the Company's income tax payable will be remitted to the Parent Company. See Note 8.

In accordance with the provisions of SFAS No. 109, the Company provides a valuation allowance for its deferred income tax assets.

Recent Accounting Standards

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* on January 1, 2001. SFAS No. 133, as amended by SFAS No. 138, requires the recognition of all derivatives on the balance sheet as either assets or liabilities measured at fair value. Derivatives that do not qualify for hedge accounting must be adjusted to fair value through income. Adoption of SFAS No. 133 did not have any impact on the consolidated statement of financial condition, as no derivative contracts have been entered into and there are no current plans to do so in the future.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations,* which addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board Opinion ("APB") No. 16, *Business Combinations,* and SFAS No. 38, *Accounting for Preacquisition Contingencies of Purchased Enterprises* . All business combinations in the scope of SFAS No. 141 are to be accounted for under the purchase method. The adoption of SFAS No. 141 in July 2001 did not have an impact on the Company's consolidated statement of financial condition.

In July 2001, the FASB also issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets upon their acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair value-based test. The impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying or book value. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Impairment loss for goodwill arising from the initial application of SFAS No. 142 is to be reported as resulting from a change in accounting principle. The Company does not believe that the adoption of SFAS No. 142 in 2002 will have a material impact on its consolidated statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 supercedes SFAS No. 121, and APB No. 30, *Reporting the Results of Operations – Reporting the Effects of the Disposal of a Segment Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale whether previously held and used or newly acquired. SFAS No. 144 retains the provisions of APB No. 30 for presentation of discontinued operations in the income statement, but broadens the presentation to include a component of an entity. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and the interim periods within. The Company does not believe that the adoption of SFAS No. 144 in 2002 will have a material impact on its consolidated statement of financial condition.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $11,909,303, which was $11,659,303 in excess of its required net capital of $250,000 and the ratio of aggregate indebtedness to net capital was .28 to 1.

NOTE 3 – 401(k) PLAN

Effective January 15, 2000, the Company began a defined contribution 401(k) plan (the "Old Plan"). Under this plan eligible employees were permitted to contribute up to 15% of their eligible salary, which the Company matched 50% up to a maximum of $2,500.

Effective July 1, 2001, the Company converted from the Old Plan to the Parent Company's plan, established in 1994, which provides retirement benefits through a defined contribution 401(k) plan (the "401(k) Plan"). Employees become eligible based upon meeting certain service requirements. The Parent Company's matched employee contributions are based upon a formula defined in the 401(k) Plan.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2001:

		Estimated useful Lives (Years)
Computers, software and equipment	$ 627,921	5
Furniture and fixtures	160,345	5 – 7
Leasehold improvements	49,914	5 – 8
Total cost	838,180	
Less: Accumulated depreciation	(301,103)	
Property and equipment, net	$ 537,077	

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has a License and Support Agreement (the "Agreement") with TradeStation Technologies, Inc. The terms of the Agreement require the Company to pay for the licensing of TradeStation 6 plus promotion, support and other services. The Company is charged a monthly licensing fee of $100 for each customer using TradeStation 6 and $50,000 per month for customer and technical support. These costs totaled $829,100 for the year ended December 31, 2001. The Agreement also calls for the Company to pay a monthly fee of $15,000 for Information Technology services.

The amount due from TradeStation Group, Inc. and subsidiaries (the "Group") represents the net amount of various transactions, including amounts due under the Agreement. The receivable is non-interest bearing, has no defined repayment terms and is expected to be repaid primarily through future services performed by the group companies on behalf of the Company.

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 2001 consist of the following:

Accounts payable	$ 364,235
Accrued liabilities:	
Research fees	270,725
Payroll, and related expenses	207,228
Clearing deposits	254,720
Clearing and other transaction costs	567,223
Other	1,108,443
Total	$ 2,772,574

NOTE 7 – CAPITAL LEASE

On December 1, 1999, the Company entered into a capital lease for office furniture, computer equipment and a phone system. The 36-month lease is requires monthly payments of $8,646 and a final purchase price of 7% of the original invoice amounts.

As of December 31, 2001, anticipated future minimum payments are as follows:

Year ending December 31,	
2002	103,748
2003	29,122
Total payments	132,870
Less: amount representing interest	(7,451)
Capitalized cost at December 31, 2001	$ 125,419

NOTE 8 - INCOME TAXES

Prior to the effective date of the Merger, TradeStation Technologies and the Company were separate tax-paying entities. Subsequent to the Merger, the Parent Company, including its wholly-owned subsidiaries, TradeStation Technologies and the Company, files consolidated Federal and Florida income tax returns.

On a stand-alone basis, NASD reporting requires a broker/dealer to record any income tax liability based upon the Company's operations, even though the Company is part of consolidated tax returns. In 2001, management believes that the Parent Company and subsidiaries will have no income tax liability, and therefore, upon the filing of the income tax returns, the majority of the Company's income taxes payable will be remitted to the Parent Company.

At December 31, 2001, in accordance with the requirements of SFAS No. 109, the Parent Company established a full valuation allowance against its deferred tax asset. Temporary differences between the reported amounts in the financial statements and the tax bases of assets and liabilities that give rise to a net deferred income tax asset, for which a full valuation has been established, relate to the following:

Intangible assets, due to differences in amortization	$ 710,351
Accounts payable and accrued liabilities	312,696
Property and equipment, due to differences in Depreciation	(38,700)
Total deferred tax asset	984,347
Less: Valuation allowance	(984,347)
Net deferred income tax asset	$ -

NOTE 9 – ACQUISITION AND IMPAIRMENT OF INTANGIBLES

On December 6, 1999, the Company acquired certain intangible assets of Newport Discount Brokerage, Inc. ("Newport") pursuant to an Asset Purchase Agreement dated September 21, 1999 (the "Asset Purchase Agreement"). Pursuant to the Asset Purchase Agreement, the Company purchased all of Newport's right, title and interest in and to its clients. The total consideration paid by the Company in connection with this acquisition included cash of $2,682,000 and 83,500 shares of the Company's stock, which was subsequently converted to 143,386 Parent Company shares. For accounting purposes, the transaction was treated as a purchase. The Company recorded intangible assets of $2,939,000 in connection with this acquisition, which are being amortized over five years.

During 2001, based upon the decision to sell accounts that do not meet the requirements of the Company's active and institutional trader business model, the Company recorded a non-cash charge of $1,043,383 to reduce the carrying value of these assets to their fair value. Fair value was determined by a qualified independent appraiser.

NOTE 9 – ACQUISITION AND IMPAIRMENT OF INTANGIBLES (continued)

Intangible assets, net, consist of the following at December 31, 2001:

Covenants not to compete	$ 500,000
Customer lists	2,439,000
	2,939,000
Accumulated amortization	(1,183,117)
Impairment of intangible assets	(1,043,383)
	$ 712,500

NOTE 10 – CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company may periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company does not have any of these obligations at December 31, 2001.

The Company's customer securities and futures activities are transacted on either a cash or margin basis. In margin transactions, the Company may be obligated for credit extended to its customers by the Company's Clearing Firms, subject to various regulatory and Clearing Firm margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company also executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with its Clearing Firms' requirements as well as various regulatory requirements. The Company and its Clearing Firms monitor required margin levels daily and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

NOTE 10 – CONCENTRATIONS AND CREDIT RISKS (continued)

The customer financing and securities settlement activities require the Company's securities Clearing Firm to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

On January 11, 2000, Robert A. Whigham, Jr. and Patricia F. Whigham filed a civil action against the Company, Barry Goodman, Jan Bevivino, William L. Mark and Bear, Stearns Securities Corp. The Whighams alleged damages of $561,000 plus interest, costs, fees and treble damages. On May 8, 2001, the Whighams agreed to accept, and the Company agreed to pay, $150,000 to settle all of the Whighams' claims against the Company, Jan Bevivino, William L. Mark and Bear, Stearns Securities Corp. The settlement has been completed and the parties have exchanged general releases.

In the opinion of management, the Company is not currently a party to any legal proceedings the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the Company's consolidated statement of financial condition.